

NEWS *FROM*
Petroleum Development Corporation

FOR IMMEDIATE RELEASE: December 12, 2006
CONTACT: Steven R. Williams - (304) 842-3597   http://www.petd.com

Petroleum Development Corporation Executes Purchase and Sale Agreement to Acquire Oil & Gas Producing Properties and Development Acreage, Located in Colorado, from EXCO Resources, Inc.

December 12, 2006 – Petroleum Development Corporation (NASDAQ GSM:PETD) and EXCO Resources, Inc. (NYSE: XCO) announced today that they have entered into a definitive Purchase and Sale Agreement regarding a purchase of EXCO's producing properties and remaining undeveloped drilling locations in Wattenberg Field area of the DJ Basin, Colorado. The sale contemplates the purchase of substantially all of EXCO's assets in the area. The purchase price is One Hundred Thirty Two Million Five Hundred Thousand Dollars ($132,500,000). The anticipated closing date for the transaction is January 4, 2007, with an effective date of October 1, 2006. The Purchase and Sale Agreement contains provisions and terms customary for a transaction of this type and size, including conditions affecting the ultimate purchase price, adjustment to schedule of assets purchased and options under which either party may terminate the offer. The majority of the purchase price of this transaction qualifies for the tax-deferred status of a Section 1031 exchange.

Subsequent to the closing of the transaction PDC will provide further information regarding the assets acquired, the impact to the Company and other additional information regarding daily production rates, reserve additions and future drilling plans. PDC intends to provide this additional information on January 23, 2007. The specific details regarding the timing and form of the release will be provided at a later date.

About Petroleum Development Corporation

Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the development, production and marketing of natural gas and oil. The Company operations are focused in the Rocky Mountains with additional operations in the Appalachian Basin and Michigan. During the third quarter of 2004, the Company was added to the S&P SmallCap 600 Index. Additionally, PDC was added to the Russell 3000 Index of companies in 2003.

Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although PDC believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, drilling results, regulatory changes, changes in local or national economic conditions and other risks detailed from time to time in the Company's reports filed with the SEC, including quarterly reports on Form 10-Q, reports on Form 8-K and annual reports on Form 10-K.

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103 East Main Street • P. O. Box 26 • Bridgeport, West Virginia • Phone: (304) 842-3597